Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2014		2013
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$53		$(95)
Plus: Fixed charges	353		424
Earnings available to cover fixed charges	$406		$329

Fixed charges (a):
Interest, including amortization of deferred financing costs	$303		$375
Interest portion of rental payment	50		49
Total fixed charges	$353		$424

Ratio of earnings to fixed charges (b)	1.15	x	-
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2014	2013
Related to debt under vehicle programs	$140	$129
All other	163	246
	$303	$375

(b) Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2013 by $95 million.